FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT JANUARY 6, 2005

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Lassallestrasse 9
1020 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Shareholder Information
SIGNATURE

Investor Relations

Shareholder Information

Notes Issue

Vienna, January 6, 2005: Telekom Austria (VSE:TKA; NYSE:TKA) and Telekom Finanzmanagement GmbH have mandated ABN AMRO, Citigroup and Lehman Brothers as Joint Bookrunners for its upcoming Euro-denominated benchmark notes issue in an amount of up to Euro 1 billion under the company’s EMTN programme. The deal will be launched in the near future following an investor conference call subject to market conditions. Telekom Austria is rated Baa2 by Moody’s and BBB by Standard & Poor’s. Rating Agencies assigned a positive outlook.

The securities to be issued under the EMTN programme have not been and will not be registered under the United States Securities Act of 1933 (the “Securities Act”), and may not be offered or sold, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons except pursuant to an applicable exemption from the requirements of the Securities Act. In Austria, the securities will, if at all, be offered exclusively by way of a non public offering to a limited circle of persons within the scope of their business or professional activity according to Section 3/1/11 of the Austrian Capital Market Act.

Contact:
Gerald Wechselauer
Investor Relations,
Tel.: +43 (0) 590591-20918
E-mail: gerald.wechselauer@telekom.at

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Heinz Sundt

Name: Heinz Sundt Title: Chief Executive Officer

	By:	/s/ Stefano Colombo

Name: Stefano Colombo Title: Chief Financial Officer
Date: January 6, 2005